Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                          January 31, 2006

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:       AllianceBernstein Bond Fund, Inc.
                   Posteffective Amendment No. 64
                   File Nos. 2-48227 and 811-2383
                   ------------------------------

                   AllianceBernstein High Yield Fund, Inc.
                   Posteffective Amendment No. 20
                   File Nos. 333-18505 and 811-09160
                   ---------------------------------

                   AllianceBernstein Global Strategic Income Trust, Inc. Posteffective Amendment No. 23
                   File Nos. 33-63797 and 811-7391
                   -------------------------------

                   AllianceBernstein Global Government Income Trust, Inc. Posteffective Amendment No. 33
                   File Nos. 33-45328 and 811-06554
                   --------------------------------

                   AllianceBernstein Emerging Market Debt Fund, Inc. Posteffective Amendment No. 25
                   File Nos. 33-72460 and 811-08188
                   --------------------------------

                   AllianceBernstein Multi-Market Strategy Trust, Inc. Posteffective Amendment No. 34
                   File Nos. 33-39350 and 811-6251
                   -------------------------------

Dear Ms. Stirling:

          This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of the Funds referred to above (the "Funds" and each, a "Fund"), as provided orally to the undersigned on January 10, 2006. The Staff's comments and our responses are discussed below.

Prospectuses
------------

Comment: Fee Tables and Examples: In order to clarify and make them simpler, footnotes should be separate for the Fee Table and the Examples. Currently, Alliance combines footnotes for the Fee Tables and the Examples. Please separate the footnotes visually by numbering footnotes for the Fee Table using letters (i.e., a, b, c, etc.) and numbering footnotes for the Examples using symbols (i.e., +, ++, etc).

Response:      The Funds will revise the footnotes accordingly.

Comment: Repurchase Agreement: The first sentence in the disclosure regarding repurchase agreements does not make sense and should be revised.

Response:      The Funds will revise the first sentence in this disclosure.

Comment: Information On Back Cover Page. Item 1(b) of Form N-1A has been amended to require that a Fund include on the back cover page whether the Fund's SAI, annual and semi-annual reports are available on the Fund's internet website. Disclose that these documents are available on the Fund's website, or if not, disclose the reasons why.

Response:      The Funds will make the requested change.

Comment: Hypothetical Investment and Expense Information: In discussing this disclosure, the Staff indicated that the information should be calculated giving effect to sales loads. The Staff also stated that expenses should be calculated net of waivers only for the waiver period and gross expenses should be used thereafter. Further, the Staff requested that we explain in the introduction that this information is being provided as part of the settlement agreement with the New York Attorney General's ("NYAG") office.

Response:      The Funds will make the requested changes to this disclosure.

Comment: Maturity Parameters for Intermediate Bond Portfolio, Corporate Bond Portfolio, High Yield Fund, Global Strategic Income Trust and Global Government Income Trust: State the maturity parameters of the Fund. If there are no parameters, it is acceptable to state that the Fund has no maturity parameters.

Response:      Each of these Funds will include maturity parameters.

Comment: Intermediate Bond Portfolio: Disclose the justification for the term "Intermediate" in the Fund's name.

Response:      The Fund will include disclosure justifying the use of the term
               "Intermediate" in the Fund's name.

Comment :      Emerging Market Debt Fund: The term "sovereign debt obligations"
               should appear in bold in the text so that shareholders know that it is defined in the glossary.

Response:      The Fund's prospectus does not highlight terms that are included in the glossary, so it would be confusing to highlight this one term only. Therefore, the Fund respectfully declines to put the term in bold face.

Comment:       Multi-Market Strategy Trust and Global Strategic Income Trust:
               Define the term "supranational entities" in the glossary. It is currently not defined in the glossary and the term may be confusing to shareholders. The term should appear in bold in the text so that shareholders know that it is defined in the glossary.

Response:      Each of these Funds will add a definition of "supranational entities" to the glossary. The Funds' prospectuses do not highlight terms that are included in the glossary, so it would be confusing to highlight this one term only. Therefore, the Funds respectfully decline to put the term in bold face.

Comment: Multi-Market Strategy Trust: In the Risk/Return Summary, correct a typographical error in the second sentence of the second paragraph after the bulleted text. The sentence currently reads, "Alliance expects to purchase or sales of forward currency exchange contracts..."

Response:      The Fund will make the requested change.

Statement of Additional Information
-----------------------------------

Comment: Diversification Policy: At the end of the "Fundamental Policies" section, there is a sentence that reads, "In addition, the Fund is diversified." Include this as one of the enumerated fundamental policies. In addition, discuss what it means to be diversified under the Investment Company Act of 1940.

Response:      The Funds will revise the disclosure accordingly.

Comment: Multi-Market Strategy Trust: Provide a concentration policy for the Fund.

Response:      The Fund will include a concentration policy.

                                      * * *

          The Fund hereby acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

          If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                   Sincerely,



                                                   /s/ Anthony Tu-Sekine
                                                   ---------------------


cc:     Emilie Wrapp, Esq.
        Kathleen K. Clarke, Esq.


SK 00250 0157 638893